Exhibit 99.1

Claude Intercepts 14.58 g/t over 29.74 metres at Santoy Gap, Seabee Project

'Continues to Infill and Expand Santoy Gap'

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Aug. 27, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" and or the "Company") today provided an exploration update from its 2012 drill program at Santoy Gap within the Company's 100 percent-owned, 14,400 hectare Seabee Gold Project. Newly released drill results have extended the mineralized system up-dip, along strike to the north and at depth as well as confirming continuity within the existing inferred resource (Table 1). Drill hole JOY-12-677 returned the widest intercept to date, 14.58 grams of gold per tonne over 29.74 metres, confirming a high grade core that hosts multiple vein sets over combined widths of between 20 and 30 metres. Santoy Gap currently hosts an inferred resource of 495,000 ounces at 6.63 grams of gold per tonne. The system remains open in most directions and underground development from the existing Santoy 8 infrastructure has been initiated.

Table 1: Highlights from 2012 Santoy Gap drilling.
Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)
JOY-12-622	599436	6170747	403.57	405.29	4.81	1.72
		And	722.00	723.00	6.20	1.00
JOY-12-624	599148	6170973	519.71	520.43	7.87*	0.72
JOY-12-630	598791	6170890	272.27	272.77	13.60	0.50
JOY-12-636	599035	6170957	415.77	432.50	6.91	16.73
JOY-12-638	599035	6170957	398.00	400.30	13.94	2.30
JOY-12-643	598950	6170670	181.75	183.57	41.88	1.82
JOY-12-648	599073	6170506	61.92	62.42	17.25	0.50
		And	158.00	159.00	11.45	1.00
JOY-12-657	599124	6170848	322.24	322.79	23.20*	0.55
JOY-12-661	599124	6170848	345.20	345.70	14.90	0.50
JOY-12-664	599080	6170572	135.14	135.64	15.45*	0.50
JOY-12-665	599094	6170889	378.25	380.00	13.84	1.75
JOY-12-666	599000	6170595	143.29	143.95	20.30*	0.66
JOY-12-667	599000	6170595	124.57	126.24	10.75*	1.67
JOY-12-670	599010	6170745	253.59	255.97	11.50	2.38
JOY-12-674	599207	6170942	520.15	526.45	4.67	6.30
		And	566.25	567.25	49.50	1.00
JOY-12-677	599154	6170781	321.04	350.78	14.58	29.74
JOY-12-678	598827	6170985	230.50	231.50	50.30	1.00
JOY-12-679	599155	6170775	343.99	364.28	13.81	20.29
JOY-12-682	599155	6170775	374.60	375.60	27.20	1.00
		And	385.20	386.00	5.88	0.80
		And	400.80	405.50	11.07	4.70
Note: * Partial result, certain assays within zone are pending.
Composites were calculated using a 3 g/t Au cut-off grade and may include internal dilution.

In order to demonstrate continuity and upgrade the inferred mineral resource, the Company completed an infill drill program targeting the core of the Santoy Gap deposit. All holes returned economic visible gold-bearing intercepts greater than or consistent with that of the existing resource.  Specifically, JOY-12-677 returned 14.58 grams of gold per tonne over 29.74 metres and JOY-12-679 returned 13.81 grams of gold per tonne over 20.29 metres, 40 and 75 metres along strike from the previously released JOY-11-556 that returned 19.10 grams of gold per tonne over 20.48 metres (see Claude new releases dated November 15th, 2011 and February 13th, 2012). These results confirm a high grade core, hosting multiple vein sets over combined widths of between 20 and 30 metres.

The Company also focused on growth of the current resource by exploring the extensions of the mineralized system to the north and up-dip. Drilling completed between surface and 250 metres depth, intercepted high grade, relatively narrow vein systems. Hole JOY-12-643, 667, 670 and 678 returned 41.88 grams of gold per tonne over 1.82 metres, 10.75 grams of gold per tonne over 1.67 metres, 11.50 grams of gold per tonne over 2.38 metres and 50.30 grams of gold per tonne over 1.00 metres, respectively. Furthermore, step-out drilling at depth, JOY-12-674, and down plunge to the north, 636 and 638, have returned impressive results. Significant intercepts down plunge of the current resource base include 6.91 grams of gold per tonne over 16.73 metres (636), 13.94 grams of gold per tonne over 2.30 metres (638), 4.67 grams of gold per tonne over 6.30 metres and 49.50 grams of gold per tonne over 1.0 metres (674). These intercepts indicate that economic mineralization extends well beyond the inferred resource, over a strike length of up to 800 metres, up-dip to surface and down plunge from the current inferred resource.

The system remains open down plunge to the north, along strike to the south and at depth and may link with the existing Santoy 8 resource 300 metres to the south. A total of 65 holes and 28,600 metres have been completed at Santoy Gap during 2012 (See Claude website for a table of all intercepts from 2012 drilling as well as detailed longitudinal and plan maps). For the full year, the Company expects to complete approximately 32,000 metres of drilling at Santoy Gap, with the remaining and current drill results incorporated into an updated National Instrument 43-101 resource statement during the first quarter 2013. As of December 31st, 2011, Santoy Gap hosted an inferred resource of 495,000 ounces at 6.63 grams of gold per tonne.

Based on the Santoy Gap inferred resource, positive exploration results and proximity to the existing Santoy 8 infrastructure, the Company initiated an 850 metre long exploration drift to allow for infill drilling and upgrading of the inferred resource. As of August 23rd, 100 metres of the drift has been completed and its continued development will be prioritized. The Company is also is the process of completing an updated Life of Mine that reflects the 2011 discovery of the L62 and Santoy Gap deposits and the resulting significant resource growth at the Seabee Operation. It is anticipated to be completed during the fourth quarter of 2012.

"Through the first half of 2012, drilling at Santoy Gap has yielded excellent results, confirming continuity within our resource model and successfully expanding the mineralized system.  We are most encouraged by the grade and significant widths returned from the recent drilling and look forward to incorporating these into an updated resource model," stated Brian Skanderbeg, Vice President of Exploration of Claude. "The advancement of underground development towards Santoy Gap and updating of the Seabee Life of Mine are critical steps in the growth of the Seabee Operation."

Gold mineralization at Santoy Gap is hosted within a system of sheeted, shear-hosted quartz veins, silicified biotite-diopside schist and silicified granitic to dioritic dykes. Visible gold is typically observed along vein contacts, associated with trace to 5 percent, disseminated pyrrhotite, pyrite, chalcopyrite and rarely tellurides. Vein sets are interpreted to dip moderately, 45 to 60 degrees to the east, and are interpreted to be amenable to bulk underground mining techniques. The system shows very similar structural controls and geometry to the Santoy 8 deposit.

In addition to aggressive exploration efforts at the Seabee Project, Claude is continuing Phase II underground and surface drilling at the Madsen Property in Red Lake and has approved the advancement of the Amisk Gold Project through to a Preliminary Economic Assessment.

Please visit www.clauderesources.com for a detailed longitudinal and plan maps of the Santoy Gap deposit, a complete list of 2012 drill results and location map of the Seabee Project.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 995,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres and was submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President and CEO
Phone: (306) 668-7505

Or

Brian Skanderbeg, Vice President Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 27-AUG-12